UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Krav Maga NYC, LLC a/k/a Fit Hit

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
New York

Date of organization
June 24, 2010

Physical address of issuer
122 West 27th Street, Ground Floor, New York, NY 10001

Website of issuer
www.krav-maga.nyc

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$450,000.00

Deadline to reach the target offering amount
April 26, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	2016	2015
Total Assets	$386,187.00	$377,955.00
Cash & Cash Equivalents	$303,522.00	$296,436.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$44,029.00	$86,429.00
Long-term Debt	$65,502.00	$0.00
Revenues/Sales	$884,800.00	$858,192.00
Cost of Net Revenues	$665,776.00	$638,757.00
Taxes Paid	$0.00	$0.00
Net Income	$81,130.00	$52,226.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 28, 2018

FORM C

Up to $450,000.00

Krav Maga NYC, LLC



Up to $450,000 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Krav Maga NYC, LLC, a New York Limited Liability Company (the "Company", as well as references to "we", "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $450,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$450,000.00	$31,500.00	$418,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.krav-maga.nyc no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 28, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.krav-maga.nyc

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Krav Maga NYC, LLC (the "Company" or "Krav Maga") is a New York limited liability company, formed on June 24, 2010. The Company is currently also conducting business under the name of 'Krav Maga Academy'.

Krav Maga is a military self-defense and fighting system developed for the Israel Defense Forces (IDF) and Israeli security forces that derived from a combination of techniques sourced from various martial arts along with realistic fight training.

The founder and chief instructor of Krav Maga Academy, Matan Gavish, is a former Krav Maga officer for a special-ops unit in the Israeli Defense Forces in charge of training Krav Maga, Close Combat, and Counter Terrorism to hundreds of Special Ops soldiers. He has trained US Navy Seals, US Army Rangers and is actively working with NYPD Tactical Training Unit in design, practice and implementation of Krav Maga to the New York Police Academy.

The Company is located at 122 West 27th Street, Ground Floor, New York, NY 10001.

The Company's website is www.krav-maga.nyc.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Krav Maga offers fitness and self-defense training in an upscale facility. The Company provides classes, seminars, and private training. Clients can choose between purchasing a monthly unlimited membership model or packages of 10, 20 or 30 individual classes.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd Notes	450,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	450,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00

Offering deadline	April 26, 2018
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to First Democracy VC, which will result in an increase in Crowd Notes, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely

manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company could be subject to personal injury claims related to the use of its clubs.

Members or guests could assert claims of personal injury in connection with their use of the Company's services and facilities. Currently, the Company has blanket accident insurance for all accident liability. However, it cannot guarantee that the insurance will successfully prevent the Company from liability. If the Company cannot successfully defend any large claim or maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, its financial results could be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Matan Gavish, the Managing Member of the Company. The Company intends to enter into employment agreements with Matan Gavish although there can be no assurance that it will do so or that Matan Gavish will continue to be employed by the Company for a particular period of time. The loss of Matan Gavish could harm the Company's business, financial condition, cash flow, and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Matan Gavish to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Matan Gavish dies or becomes disabled, the

Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

The Company is subject to government regulation. Changes in these regulations or a failure to comply with them could have a negative effect on the Company's financial condition.

The Company's operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our fitness centers are located, including:

- general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe provisions of membership contracts and that govern the advertising, sale, financing and collection of membership fees and dues; and
- state and local health regulations and building codes.

If the Company fails to comply with these statutes, rules and regulations, it could suffer fines or other penalties. These may include regulatory or judicial orders enjoining or curtailing aspects of our operations. It is difficult to predict the future development of such laws or regulations, and although the Company is not aware of any proposed changes, any changes in such laws could have a material adverse effect on our financial condition and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand; and
- shifts in geographic concentration of customers, supplies and labor pools.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the fitness industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 59.79% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Securities do not have an interest rate or a maturity date.
Unlike promissory notes and some other securities, the Securities do not accrue interest. The Securities also do not have a maturity date. This means that the Securities will only terminate upon the earlier of: (a) conversion of the entire purchase amount of the Securities into Conversion Units; or (b) the repayment of the amounts due to the Investor pursuant to the Securities.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We offer fitness and self-defense training in an upscale facility. We provide classes, seminars, and private training. Clients can choose from a monthly membership and an a-la-carte menu for individual classes and packages.

Business Plan and History of Business
Founded in 2010, the Krav Maga Academy has quickly gained recognition as a premier location in Manhattan for self-defense training. In 2014, the Company made a strategic pivot to become a "fitness first" studio, rather than one solely focused on the self-defense aspects of Krav Maga, given the "violent" nature of the discipline. The pivot enabled the Company to grow into a profitable studio that generated over $1 million in revenue in the twelve months following the switch. From 2014 to 2016, client reservations grew from 9,000 to 14,000.

In December 2017, the founders behind Krav Maga Academy announced its next phase of growth — Fit Hit. Fit Hit is looking to change how combat-fitness is taught today. This new program will seek to empower clients using Krav Maga Academy's proven curriculum but also focusing more on self-confidence without the tension and aggression of a typical Krav Maga studio. We believe this more personalized fitness-first model will appeal to a much broader audience.

Further, the Company plans to relocate and launch Fit Hit in a new 9,000 square-foot state-of-the-art facility located in the Chelsea/Flatiron district, a burgeoning boutique fitness hub in Manhattan. The Fit Hit studio is currently under construction with an estimated opening in May 2018.

The Company also contemplates buying combat training equipment and certain other assets of 'Virtic Industries, LLC' in consideration of a seven percent (7%) membership interest in the Company. The Company would acquire all of Virtic Industries, LLC's rights, title and interest in all assets owned by it, including its inventory, goodwill, machinery, molds, chemical compounds and intellectual property. The transaction would, however exclude accounts receivables and cash. The parties have executed a binding letter of intent dated January 3, 2018 with an anticipated closing date soon after the closing of this Offering.

The Company plans to use its existing client base for a strong opening and use its public relations, marketing, social media, various ad platforms, word-of-mouth referrals, and the high foot traffic of its location to attract more clients. The Company will use direct outreach to companies and organizations to create corporate deals, events, and custom seminars. The Company will seek to maximize profits from each client by offering ancillary products such as branded retail merchandise, drinks/shakes/juice at our juice bar, and private training. The Company is designating a separate area for personal training that will have an upscale look and feel. It will also hold educational and fun seminars to constantly drive traffic and maximize exposure. The Company's goal is then to expand Fit Hit to every major city and compete directly with the fitness studios there.

Please see the Offering Content Summary attached hereto as Exhibit B for more information on the Company's business plan.

The Company's Products and/or Services

Product / Service	Description	Current Market
Classes	Teaching self-defense and fitness for up to 60 participants per class.	Primarily men and women ages 22 to 34 who are looking to get in better physical shape and learn how to defend themselves
Personal Training	One-on-one training with clients	Men and women ages 22 to 34 who are looking to get in better physical shape and learn how to defend themselves and do not feel comfortable in class environment

Retail Items	Apparel and gear	Existing clients
Corporate Seminars	Focused subject matter training	Corporations and organizations of all sizes

We are opening a new facility, which will offer a juice-bar, high-level amenities, and human-like punching bags reserved for each student.

We run our classes on-location at our facility as well as being hosted by organizations and corporations for seminars at their locations.

Competition
The Company's primary competitors are other boutique fitness facilities located in New York City.

Krav Maga Academy has been a notable force in the Krav Maga world in New York City, running more classes to more clients than many of its competitors. As we transition into competing in the boutique fitness world, our competition grows beyond just the martial arts studios. Competitors will include other fitness/spinning/cross-fit/kickboxing studios. In order to effectively compete, we are building one of the largest facilities in Midtown Manhattan (almost 9,000 square feet), increasing the numbers of instructors and weekly classes, and introducing new technology - a redesigned punching bag in the shape of a person with human-like movement. Another competitive advantage is the caliber of the instructors - we have a direct line of recruitment from military special forces units.

Customer Base
Our customers are primary young professionals, men and women, ages 24 to 34 in the NYC area.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company's operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our fitness centers are located, including:
- general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe provisions of membership contracts and that govern the advertising, sale, financing and collection of membership fees and dues; and
- state and local health regulations and building codes.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 122 West 27th Street, Ground Floor, New York, NY 10001.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$31,500.00
Campaign marketing expenses or related reimbursement	2.00%	$1,000.00	0.44%	$2,000.00
General Marketing	50.00%	$25,000.00	50.00%	$225,000.00
Research and Development	10.00%	$5,000.00	10.00%	$45,000.00
Manufacturing	4.00%	$2,000.00	11.44%	$51,500.00
Equipment Purchases	10.00%	$5,000.00	11.11%	$50,000.00
Construction	17.00%	$8,500.00	10.00%	$45,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$450,000.00**

 *The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds based on prevailing economic and market conditions and is dependent upon a Members majority vote.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matan Gavish

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member, 2010 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Member, Krav Maga NYC, LLC, 2010 – Present. As the Managing Member, Matan is in charge of all financial, operational and strategic direction of the company. Matan also Develops the curriculum, teaching processes, customer service and sales processes.

Education
Bachelor of Arts, Columbia University

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matan Gavish

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member, 2010 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Member, Krav Maga NYC, LLC 2010 – Present. As the Managing Member Matan is in charge of all financial, operational and strategic direction of the company. Matan also Develops the curriculum, teaching processes, customer service and sales processes.

Education
Bachelor of Arts, Columbia University

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

Current Capitalization
As of the date of this Form C, the Company's Membership Interests (the "Interests") are owned as follows: Mr. Gavish owns 59.79% of the Interests, Ms. Scheinberg owns 19.50% of the Interests, Mr. Komjathy owns 3.57% of the Interests, Mr. Clarke owns 3.57% of the Interests, Mr. Wolfson owns 0.89% of the Interests, Mr. Bezalel owns 1.97% of the Interests, Mountaintop owns 8.03% of the Interests and Ronin owns 2.68% of the Interests.

Prior Offerings History
Pursuant to the Company's Operating Agreement dated June 30, 2010, Matan Gavish was issued Membership Interests ("Interests") in the Company in exchange for his contribution of $1.00 and other good and valuable consideration, including, but not limited to, management services he provided to the Company, Ethan Ruby was issued Interests in exchange for his capital contribution of $75,000.00 and Kim Scheinberg was issued Interests in exchange for her capital contribution of $125,000.00. Upon execution of the Operating Agreement, Mr. Gavish owned 52% of the Interests, Mr. Ruby owned 23% of the Interests and Ms. Scheinberg owned 25% of the Interests.

On or about May 20, 2016, Mr. Ruby transferred 3.25% of his Interests to Mr. Gavish and Scheinberg transferred 5.25% of her Interests to Gavish. Upon the transfer of those Interests, Gavish owned 55.25% of the Interests, Ruby owned 19.75% of the Interests and Scheinberg owned 19.75% of the Interests.

On September 28, 2016, the Company redeemed all of Mr. Ruby's Interests in the Company in exchange for a payment of $75,000.00. Upon the redemption of Mr. Ruby's Interests, Mr, Gavish owned 75.39% of the Interests and Ms. Scheinberg owned 24.61% of the Interests.

On June 27, 2017, the Company issued Interests to Gabor Komjathy in exchange for his capital contribution of $100,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 72.70% of the Interests, Ms. Scheinberg's ownership was diluted to 23.73% of the Interests and Mr. Komjathy was issued 3.57% of the Interests. Pursuant to Mr. Komjathy's Agreement with the Company, Mr. Komjathy's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

On July 21, 2017, the Company issued Interests to Steven Clarke in exchange for his capital contribution of $100,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 70.01% of the Interests, Ms. Scheinberg's ownership was diluted to 22.85% of the Interests, Mr. Komjathy owned 3.57% of the Interests and Clarke was issued 3.57% of the Interests. Pursuant to Mr. Clarke's Agreement with the Company, Mr. Clarke's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

On July 21, 2017, the Company issued Interests to Adam Wolfson in exchange for his capital contribution of $25,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 69.34% of the Interests, Ms. Scheinberg's ownership was diluted to 22.63% of the Interests, Mr. Komjathy owned 3.57% of the Interests, Mr. Clarke owned 3.57% of the Interests and Mr. Wolfson was issued 0.89% of the Interests. Pursuant to Mr. Wolfson's Agreement with the Company, Mr. Wolfson's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

On December 8, 2017, the Company issued Interests to Omri Bezalel in exchange for his capital contribution of $1.00 and other good and valuable consideration, including, but not limited to, the services he provides to the Company. Also, on December 8, 2017, the Company issued Interests to Mountaintop Productions, LLC in exchange for its capital contribution of $225,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 61.81% of the Interests, Ms. Scheinberg's ownership was diluted to 20.16% of the Interests, Mr. Komjathy owned 3.57% of the Interests, Mr. Clarke owned 3.57% of the Interests, Mr. Wolfson owned 0.89% of the Interests, Mr. Bezalel was issued 1.97% of the Interests and Mountaintop was issued 8.03% of the Interests. Pursuant to Mr. Bezalel's Agreement with the Company, Mr. Bezalel's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017. Pursuant to Mountaintop's Agreement with the Company, Mountaintop's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

Mountaintop tendered the first $125,000.00 of its capital contribution to the Company on or about December 8, 2017. The balance of its capital contribution will be paid in the following installments: (i) $37,600 payable upon the Company obtaining a total capitalization of $492,000 from and after May 1, 2017; (ii) $37,600 payable upon the Company obtaining a total capitalization of $542,000 from and after May 1, 2017; and (iii) $24,800 payable upon the Company obtaining a total capitalization of $592,000 from and after May 1, 2017.

On February 19, 2018, the Company issued Interests to Ronin Solutions LLC in exchange for its capital contribution of $75,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 59.79% of the Interests, Ms. Scheinberg's ownership was diluted to 19.50% of the Interests, Mr. Komjathy owned 3.57% of the Interests, Mr. Clarke owned 3.57% of the Interests, Mr. Wolfson owned 0.89% of the Interests, Mr. Bezalel owned 1.97% of the Interests, Mountaintop owned 8.03% of the Interests and Ronin was issued 2.68% of the Interests. Pursuant to Ronin's Agreement with the Company, Ronin's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

The Virtic Acquisition
On January 6, 2018, the Company and Virtic Industries, LLC ("Virtic") entered into a binding letter of intent for the acquisition of Virtic in consideration of a seven percent (7.0%) membership interest in the Company. The Company would acquire all of Virtic Industries, LLC's rights, title and interest in all assets owned by it, including its inventory, goodwill, machinery, molds, chemical compounds and intellectual property. The transaction would, however exclude accounts receivables and cash. Notwithstanding the anti-dilution protection afforded to Gabor Komjathy, the Company's members' membership interests would be diluted as a result of this transaction.

Debt
On June 16, 2016, the Company entered into a forty-eight (48) month term loan agreement with Citibank, N.A., in the amount of $100,000, bearing interest rate of 6.5% per annum, with

monthly payments of $2,371.50 including both principle and interest. The current balance of the loan is $63,485.11. The Company has no other outstanding debt.

Line of Credit
The Company has a Business Line of Credit with a credit limit of $50,000.00 with Chase Bank. The principal balance as of February 8, 2017 is $8,478.75.

Valuation
The Company has not conducted any third-party valuation or appraisal. The Securities being sold in this Offering are Simple Agreements for Future Equity. The Securities (collectively, "Crowd Note") may convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. There are several ways to value a company such as liquidation value, book value, and earnings approach, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Ownership

A majority of the Company is owned by a few people. Those people are:
- Matan Gavish (59.79%)
- Kim Scheinberg (19.50%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Matan Gavish	59.79%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to improve profitability in the next 12 months by:
- Finishing construction on the new nearly 9,000 square-foot location
- Increase class capacity
- Increase class offering
- Increase personal training area and services
- Increase branding, marketing, advertising, PR, and social media presence

The Company incurred total operating expenses of $134,785 and $167,027 for the years ended December 31, 2016 and 2015, respectively. In 2015, the Company generated $219,435 in gross profit, resulting in a net income of $52,226. In 2016, the Company generated $219,024 in gross profit, resulting in a net income of $81,130.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $94,565 and $112,681 for the years ended December 31, 2016 and 2015, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $40,220 and $54,346 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is

subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since Inception.

Substantially all of our revenue is generated from our member subscriptions at the Company academy and on the Company website, http://krav-maga.nyc/. For the year ended December 31, 2016, we recorded revenue of $884,800 and net income of $81,130.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan.

Lease
In June of 2017, the Company entered into a lease agreement for gym space. The lease term is scheduled to expire after 120 months. Monthly lease obligations under the lease range from $26,436.00 to $37,337.00.

Liquidity and Capital Resources
The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of its business strategy. The Offering proceeds will have a beneficial effect on the Company's liquidity, as the Company currently has approximately $411,391.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. The Company's monthly burn rate is approximately $6,000.00. The Offering Proceeds will allow the Company to optimize its operations and metrics, become profitable and sustain growth.

Should the Company not be successful in meeting our fundraising goals in this Offering, the Company would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that the Company would then be able to obtain funding on favorable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, the Company's operations and growth may be limited as it may need to change its business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail its operations.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 450,000 of Crowd Notes for up to $450,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 26, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $450,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization
See 'Capitalization and Ownership' above.

The Securities
We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$2,800,000.00

Discount
20.0%

Maturity Date
The Securities do not have a maturity date.

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to or in connection with the closing of the Qualified Equity Financing.

Qualified Equity Financing shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics
Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units

pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; provided however, that if the Investor is not a Major Investor, the Investor shall receive units of Shadow Series with certain limited rights.

Conversion Price with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

Major Investor shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

Outstanding Principal shall mean the total of the Purchase Price

"**Corporate Transaction**" shall mean:
  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of the Company or the surviving or acquiring entity),
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or
  iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Purchaser pursuant to a Corporate Transaction.

Voting and Control
The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

Investors grant an irrevocable proxy to First Democracy VC to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the membership units into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Classes of Securities in the Company
On June 30, 2010, the Company and its initial members first entered into the Limited Liability Company Operating Agreement of Krav Maga LLC (the "Company Operating Agreement", as amended), which governs the covenants and conditions upon which holders of issued and outstanding membership interests in the Company may vote, be transferred and/or sold. The Company Operating Agreement was amended and restated on February 19, 2018.

Membership Interests
The following description summarizes the important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in the Articles of Organization and the Company Operating Agreement of Krav Maga NYC, LLC, as amended, which governs the covenants and conditions upon which issued and outstanding membership interests in the Company may vote, be transferred and/or sold.

Voting Rights

Members of the Company are granted certain attendant rights, preferences and obligations as well as the right to receive distributions, the right to participate in the management or affairs of the Company and the right to vote on, consent to or otherwise participate in any decision of the members in the manner memorialized in the Company Operating Agreement, as amended. As described more fully therein, decisions relating to the issuance of Membership Interests, the significant expenditure of Company resources, and similar decisions of a material nature concerning the Company shall be made by the consent and approval of Members holding more than fifty percent (50%) of the outstanding Membership Interests.

Anti-Dilution Rights

Please refer to the 'Capitalization' sub-section in the 'Capitalization & Ownership' section above.

Allocation of Profits & Losses

Net profits and losses are allocated among members in proportion to their percentage ownership of Membership Interests in the Company.

Restriction on Transfer

Members are prohibited from transferring their interest in the Company and from substituting an assignee in their place, except by operation of law, unless such transfer is expressly authorized in accordance with the terms of the Operating Agreement.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough units authorized to issue upon the conversion of the Securities, because the amount of units to be issued is based on the occurrence of future events.
- The Investor agrees to take any and all actions determined in good faith by the Company's Managing Member to be advisable to reorganize this instrument and any units of Company's membership interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional membership interests. In other words, when the Company issues more membership interests (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of membership interests outstanding could result from an offering of equity securities (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising incentive options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into membership interests in the Company.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matan Gavish
(Signature)

Matan Gavish
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matan Gavish
(Signature)

Matan Gavish
(Name)

Managing Member
(Title)

02/28/2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Content Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

Krav Maga NYC, LLC
A New York Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Krav Maga NYC, LLC

TABLE OF CONTENTS



To the Members of
Krav Maga NYC, LLC
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Krav Maga NYC, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
December 29, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KRAV MAGA NYC, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 303,522	$ 296,436
Prepaid expenses	12,500	-
Inventory	14,629	22,081
Total Current Assets	330,651	318,517
Non-Current Assets:		
Property and equipment, net	55,536	59,438
Total Non-Current Assets	55,536	59,438
TOTAL ASSETS	$ 386,187	$ 377,955
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable - related party	$ -	$ 50,000
Accrued expenses	10,869	18,225
Deferred revenue	9,791	18,204
Loan payable - current	23,369	-
Total Current Liabilities	44,029	86,429
Long-Term Liabilities:		
Loan payable - long-term	65,502	-
Total Liabilities	109,531	86,429
Members' Equity:		
Membership Units, unlimited units authorized, 77,000 and 100,000 units issued and outstanding as of December 31, 2016 and 2015, respectively.	342,000	417,000
Accumulated deficit	(65,344)	(125,474)
Total Members' Equity	276,656	291,526
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 386,187	$ 377,955

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KRAV MAGA NYC, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 884,800	$ 858,192
Costs of net revenues	(665,776)	(638,757)
Gross profit	219,024	219,435
Operating Expenses:		
General & administrative	94,565	112,681
Sales & marketing	40,220	54,346
Total Operating Expenses	134,785	167,027
Income from operations	84,239	52,408
Other Income/(Expense):		
Interest expense	(3,161)	(182)
Interest income	52	-
Total Other Income/(Expense)	(3,109)	(182)
Provision for income taxes	-	-
Net income	$ 81,130	$ 52,226

KRAV MAGA NYC, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the years ended December 31, 2016 and 2015

| | Membership Units | | Accumulated Deficit | Total Members' Equity |
	Number of Units	Amount		
Balance at January 1, 2015	100,000	$ 417,000	$ (177,700)	$ 239,300
Net income	-	-	52,226	52,226
Balance at December 31, 2015	100,000	$ 417,000	$ (125,474)	$ 291,526
Repurchase of membership units	(23,000)	(75,000)	-	(75,000)
Distributions	-	-	(21,000)	(21,000)
Net income	-	-	81,130	81,130
Balance at December 31, 2016	77,000	$ 342,000	$ (65,344)	$ 276,656

KRAV MAGA NYC, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Income	$ 81,130	$ 52,226
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Depreciation	19,091	19,326
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(12,500)	-
(Increase)/Decrease in inventory	7,452	11,523
Increase/(Decrease) in accounts payable-related party	(50,000)	50,000
Increase/(Decrease) in accrued expenses	(7,356)	13,531
Increase/(Decrease) in deferred revenue	(8,413)	18,203
Net Cash Provided By Operating Activities	29,404	164,809
Cash Flows From Investing Activities		
Purchase of property and equipment	(15,189)	(29,092)
Net Cash Used In Investing Activities	(15,189)	(29,092)
Cash Flows From Financing Activities		
Proceeds from note payable	100,000	-
Repayments on note payable	(11,129)	-
Repurchase of membership units	(75,000)	-
Distributions	(21,000)	-
Net Cash Used In Financing Activities	(7,129)	-
Net Change In Cash	7,086	135,717
Cash at Beginning of Period	296,436	160,719
Cash at End of Period	$ 303,522	$ 296,436
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ (3,161)	$ (182)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

KRAV MAGA NYC, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Krav Maga NYC, LLC (the "Company"), is a limited liability company organized June 24, 2010 under the laws of New York. The Company offers fitness and self-defense classes, personal training, and special seminars.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5 years for the Company's equipment.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2016 and 2015, no property and equipment or intangible assets have been impaired.

As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	2015
Equipment	$ 128,824	$ 113,635
Less: Accumulated depreciation	(73,288)	(54,197)
Property and equipment, net	$ 55,536	$ 59,438

Depreciation expense totaled $19,091 and $19,326 for the years ended December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2016 and 2015, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes merchant fees in costs of goods sold. The Company records cash received in advance of revenue recognition as deferred revenue.

Costs of Net Revenues

Costs of net revenues include the cost of trainers and inventory sold throughout the year, merchant fees, insurance, rent, utilities and depreciation on equipment.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: LOANS PAYABLE

Loan Payable

On June 16, 2016, the Company entered into a 48-month term loan agreement with Citibank, N.A. in the amount of $100,000, bearing interest of 6.5%, with monthly payments of $2,371. Interest expense for this loan totaling $3,100 was recorded for the year ended December 31, 2016. The loan is collateralized by a first priority security interest in substantially all assets of the business.

Future Minimum Debt Payments

Future minimum debt payments under the Company's outstanding loans are as follows as of December 31, 2016:

2017	$	23,369
2018		24,935
2019		26,604
2020		13,963
Total	$	88,871

NOTE 4: MEMBERS' EQUITY

Membership Units

The Company has authorized an unlimited number of membership units for issuance. As of December 31, 2016 and 2015, the Company has 77,000 and 100,000 membership units issued and outstanding, respectively.

During 2016, the Company repurchased 23,000 membership units from one of the for $75,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

One the Company's members was owed compensation for trainer services rendered. The resulting payable balances due under such arrangements as of December 31, 2016 and 2015 were $0 and $50,000, respectively.

NOTE 6: LEASE OBLIGATIONS

Effective October 18, 2010, the Company entered into a lease agreement for gym space. The lease term commenced October 21, 2010 and expired after 72 months on September 30, 2016. Monthly lease obligations under the lease ranged from $9,000 to $10,644. On October 1, 2016 the Company entered into a new lease agreement for gym space. The lease term commenced November 1, 2016 and expired after 6 months, on April 31, 2017. Monthly lease obligations under the lease range from $20,000 to $25,000 per month. Rent expense for the years ended December 31, 2016 and 2015 totaled $152,903 and $146,554, respectively.

The following are the minimum future lease obligations on the Company's lease agreement:

December 31,	Lease Obligations
2017	$ 100,000

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to these financial statements.

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Members' Equity

From June through December 2017, the Company issued 18,030 membership units for total proceeds of $450,001. The Company repurchased 10,000 membership units frorm its two remaining founders for $XXX during 2017.

Lease Agreement

In June of 2017, the Company entered into a lease agreement for gym space. The lease term is scheduled to expire after 120 months. Monthly lease obligations under the lease range from $26,436 to $37,337.

Management's Evaluation

The Company has evaluated subsequent events through December 29, 2017, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT B

Offering Content Summary



Company: Krav Maga NYC LLC (d/b/a Fit Hit)

Market: Boutique Fitness

Product: Combat fitness and self-defense studio located in New York City

Company Highlights

- Krav Maga Academy, the company's original boutique gym, was profitable in 2015 and 2016
- Class reservations grew over 51% from 14,151 in 2014 to 21,435 in 2016
- The company's new endeavor, Fit Hit, will be a high-end boutique gym located in a new 9,000-square-foot state-of-the-art facility located near the Chelsea/Flatiron neighborhoods, two of the most notable fitness hubs in New York City[i]

PERKS

You are investing in a Crowd Note in this offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated. Shipping, where applicable, is included for domestic and international addresses.

$250+: a $20 gift certificate that can be used for Fit Hit classes or merchandise

$500+: a $50 gift certificate and a limited edition Fit Hit t-shirt

$2,500+: a $100 gift certificate, a limited edition Fit Hit t-shirt, and a personal training session

$5,000+: 10 free classes, limited edition Fit Hit t-shirt, and lifetime 10% discount on classes

$10,000+: Two months of unlimited classes, limited edition Fit Hit t-shirt, and lifetime 20% discount on classes

COMPANY SUMMARY

Opportunity

Over 57.2 million people in the U.S. were members of a fitness club in 2016.[ii] Yet, retaining those members or even getting members to attend classes can prove to be difficult. People often avoid canceling their gym memberships because they don't want to accept failure, even if they only rarely, if at all, use the gym's service. However, boutique fitness studios have seen growing adoption, particularly among millennials, as their business models promote more engaging interactions and a greater sense of community. A boutique fitness studio typically focuses on group exercise and specializes in one or two fitness areas, such as cycling, strength training, or martial arts. Boutique studios provide membership flexibility, a social atmosphere, and high-quality fitness experiences that are often lacking in the traditional gym setting. Moreover, millennials appear to be willing to pay a premium for these more customized types of classes.[iii]

Background



In 2014, the Krav Maga Academy made a strategic pivot to become a "fitness-first" studio rather than focus on the self-defense aspects of Krav Maga, given the violent nature of the discipline. Even though it remained in its small 3,000-square-foot, no-frills studio, pivoting enabled the company to grow into a profitable studio that generated over $1 million in revenue in the 12 months following the switch. From 2014 to 2016, client reservations grew over 51%, from over 14,000 to over 21,000.

In late 2017, the founders behind Krav Maga Academy announced its next phase of growth – Fit Hit. Fit Hit is looking to change how combat fitness is taught. This new program will seek to empower clients using Krav Maga Academy's proven curriculum but will focus more on self-confidence and empowerment without the full contact aggression of a typical Krav Maga studio, which tends to emphasize person-to-person combat. The company believes a more individualized, fitness-first model that eliminates person-to-person combat will appeal to a much broader audience.



Fit Hit

Fit Hit aims to be a unique fitness experience in which clients can achieve their fitness goals while still learning useful self-defense skills in a high-energy, fun, and safe environment. Each client works on a proprietary stand-alone, humanlike punching bag or dummy and follows simple yet effective instructions from a certified and knowledgeable coach. The combination of striking and kicking a realistic target with functional calisthenics and plyometric movement helps increase clients' strength, speed, agility, and skill.



Each dummy has a full human body with articulated joints, allowing users to configure its arms and legs in a wide variety of defensive and offensive fighting positions. By using lifelike dummies, Fit Hit aims to avoid sparring injuries that result from person-to-person contact, allowing the training to appeal to a wider audience, including individuals who are not comfortable practicing (or defending) military-style combat techniques on real people.



Krav Maga NYC has a signed letter of intent to purchase all the assets of Virtic Industries, the current manufacturer of the dummies. The agreement includes all inventory (50 dummies), goodwill, machinery, molds, chemical compounds, and intellectual property of Virtic. In exchange, Virtic Industries will receive 7% membership interest in Krav Maga NYC LLC.



The company plans to relocate and launch Fit Hit in a new 9,000-square-foot state-of-the-art facility located in the Chelsea/Flatiron neighborhoods, two of the most notable fitness hubs in New York City.[iv] Flatiron has even been nicknamed the "Fitiron" district.[v] Fit Hit studio is currently under construction with an estimated opening in May 2018.

In addition to the class and personal training areas, Fit Hit's boutique studio will feature a retail store, juice bar, and hangout lounge.



Use of Proceeds and Product Roadmap

If the company raises the minimum of $50,000, it will allocate half of its proceeds towards marketing, with most of the remaining funds going towards construction ($8,500), equipment purchases ($5,000), and research and development ($5,000). If the company raises the maximum of $450,000, it will also spend half of the proceeds on marketing ($225,000), with the rest primarily going towards manufacturing ($51,500), equipment purchases ($50,000), construction ($45,000), and research and development ($45,000). Manufacturing and R&D allocations will be used to further develop the technology and various applications of the Fit Hit dummy (e.g. incorporating data tracking). The company has discretion to alter its use of proceeds based upon prevailing economic decisions and a majority vote of its members.



Business Model

Fit Hit will charge clients per class and will also offer personal training, special seminars, and a line of ancillary products ranging from branded merchandise to nutrition products. Individual classes will range from $28 to $36 per class and memberships are expected to range from $300 to $320 per month.

From 2014 to 2016, Krav Maga Academy's class reservations grew from 14,151 to 21,435. In 2017 it had over 16,090 reservations, which was down from year prior due to the company relocating to different studios after the original location's lease expired at the end of 2016. The Krav Maga Academy moved to multiple temporary locations throughout 2017, during which time it was unable to run its normal 7 days-a-week schedule and had limited class capacity and no designated personal training area.

Annual revenue increased for three consecutive years, going from $625,373 in 2014 to $884,800 to 2016. In 2017, Krav Maga NYC generated $708,716 in net revenue; the decrease in revenue was due to the company relocating to smaller temporary studios as mentioned above in the User Traction section.



Note: 2014 & 2017 financials were not subject to financial review and are unaudited

In 2017, the company's expenses, including costs of goods sold and operating expenses, totaled $817,565. Rent was the largest cost, totaling $259,705; costs of goods sold, which included trainer wages and fitness supplies, totaled $247,834. In 2016, total expenses were $800,561, down slightly from a year prior ($805,784).



Note: 2014 & 2017 financials were not subject to financial review and are unaudited

In 2017, Krav Maga NYC had a net operating loss of $108,761, due to a decrease in revenue and higher expenses as a result of the new facility currently being constructed. The company was profitable in 2015 and 2016, generating net operating incomes of $52,408 and $84,239, respectively. In 2017, the company raised $450,000 in funding. As of January 31, 2017, Krav Maga NYC had over $368,000 in the bank.



Note: 2014 & 2017 financials were not subject to financial review and are unaudited

According to the International Health, Racquet & Sportsclub Association (IHRSA), there were 201,000 health clubs worldwide as of 2016, with a total of 162.1 million members. Global health club industry revenue reached $83.1 billion in 2016; the U.S. led the way, reaching $27.6 billion in total revenue from 36,540 clubs and 57.2 million club members.[vi]


EUROPE revenue US$29 billion
US revenue US$27.6 billion
MIDDLE EAST & NORTH AFRICA revenue US$2 billion
ASIA PACIFIC revenue US$14.4 billion

	Europe	Asia-Pacific	The Americas	Middle East & North Africa
Private clubs	55,000	31,000	107,540	5,600
Members	56 million	17 million	83.2 million	3.4 million
Revenue	US$29 billion	US$14.4 billion	US$36.2 billion	US$2 billion
Leading countries in region	UK and Germany	Australia and New Zealand	USA	Saudi Arabia and Egypt
Biggest potential for growth	Russia, Turkey and Poland	China and India	Latin America	Entire region

Source: 2017 IHRSA Global Report

Within the industry, boutique studios – which operate under less capital-intensive business models than traditional gyms – have seen notable growth, particularly among the millennial generation.[vii] As of 2015, boutique studios made up 42% of the U.S. club market, double the market share from 2014.[viii] According to the IHRSA 2017 Health Club Consumer Report, studio members paid, on average, between $76.41 and $118.13 per month, depending on the type of studio.[ix] Based on average monthly dues, boxing/martial arts/MMA was the second highest grossing category at $97 per month[x], trailing "sport specific" studios, which had an average monthly membership of $118.[xi]

In 2016, more than two dozen new boutique fitness studios opened in NYC.[xii] According to fitness startup ClassPass – which offers subscription services to participating fitness studios – New York City is one of the fastest growing markets for boutique fitness studios. Strength training classes accounted for nearly 30% of all ClassPass reservations, although the number of reservations for strength training classes on its platform declined 3% year over year as of August 2017. Further, according to ClassPass, the Upper East Side, Chelsea, and Flatiron were the top three neighborhoods offering boutique fitness classes. However, classes offered in Chelsea and Flatiron declined 9% year over year while the number of classes in the Upper East Side rose 18%.[xiii]

Fit Hit will be competing with other boutique fitness studios located in New York City, notably those located in the Flatiron and Chelsea neighborhoods. Several popular NYC studios that provide classes similar to that of Fit Hit include:

Barry's Bootcamp: Founded in Los Angeles in 1998, Barry's Bootcamp provides strength and cardio interval fitness through immersive, high-intensity, one-hour classes. For each day of the week, classes focus on different muscle group. Barry's Original class is a mix of running and weights; there is also a Double Floor class with no running involved. Customers can buy individual classes, which start at $36 per class at the company's Chelsea location, or they can buy monthly memberships which start at $340 per month and include 12 classes per month.[xiv]

iLoveKickboxing: iLoveKickboxing provides classes that take pro-fighter kickboxing workouts and make them fun and accessible to anyone at any fitness level. Each class lasts about one hour and will have 15 to 30 participants. While the classes are co-ed, 90% of members are women.[xv] A three-class promotional package costs $19.99.[xvi] Each iLoveKickboxing gym is individually owned and memberships vary by location.

Shadowbox: Shadowbox provides an intense group boxing class pairing high-energy music with elements of interval training and body weight exercises. Its signature 45-minute group class combines body weight exercises (variations of plyometric/metabolic work), shadowboxing (no contact,) and heavy bag work with intense training intervals led by professional instructors. A single class costs $34 with discounts available for those who purchase multi-class packages.[xvii]

CKO Kickboxing: Founded in 1997, CKO provides one-hour fitness kickboxing classes for all levels. About 70% of its members are women.[xviii]All CKO gyms are individually owned and operated, so membership rates vary by location. In addition to membership fees, it can range anywhere from $5 to $20 to take a class in another gym.[xix]

Additionally, there are several studios located throughout the city that focus primarily on Krav Maga, including:

Krav Maga Institute NYC: Krav Maga Institute offers classes for adults, kids, law enforcement, and security professionals. In addition, it offers group strength and training classes that incorporate other disciplines such as kickboxing. Introduction classes cost $29 and a monthly membership costs $129 per month.[xx]

Krav Maga Experts: Krav Maga Experts provides customized fitness programs for adults, children, and corporations. Monthly memberships range from $149 per month to $250 per month; the $250 membership comes with one private lesson per month.[xxi]

Progressive Krav Maga: Progressive Krav Maga is an affiliate school of Krav Maga Global (KMG). Progressive Krav Maga also offers improvised weapon training (self-defense related) in addition to Krav Maga courses. Each class is two hours. Trial classes are $25, a 10-class package costs $450, and an unlimited membership (excluding weapon training) costs $200 per month.[xxii]

Rhon Mizrachi Krav Maga Federation: Krav Maga Federation in New York City was started by Grandmaster Rhon Mizrachi, who was a student of the founder of Krav Maga, Imi Lichtenfeld. Trial classes for beginners are free. The studio also offers women's self-defense classes and kids classes.



Matan Gavish, Founder and Chief Instructor: Matan is a former Krav Maga officer for a special-ops unit in the Israeli Defense Forces. He was in charge of training Krav Maga, Combat -Fitness, and counter terrorism techniques to hundreds of Special Ops soldiers. Matan has trained U.S. Navy Seals, U.S. Army Rangers, and is actively working with NYPD Tactical Training Unit in design, practice, and implementation of Krav Maga for the New York Police Academy. Matan has been featured as an expert in various media channels, including National Geographic, Discovery, Sports Illustrated, CBS, FOX, Anderson Cooper, the British BBC, New York Times, and more. With over 15 years of military, law enforcement, and civilian training experience in the U.S. and around the globe, Matan has built a strong reputation as a leading Krav Maga expert. In addition to Krav Maga, Matan holds eight fitness certificates and has a BA from Columbia University.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $450,000
Valuation Cap: $2.8 million

Discount: 20%

Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Sports Illustrated: How I learned to kill in five moves—and got a killer workout to boot

StyleCaster: We Tried It: Krav Maga for Cardio, Strength-Training, and Self-Defense

DNAinfo: Chelsea Studio Woos Women With Israeli Combat Moves

---

[i] https://afterclass.classpass.com/fitness-market-profile-new-york-city/
[ii] https://www.ihrsa.org/publications/the-2017-ihrsa-global-report/
[iii] http://www.latimes.com/business/la-fi-boutique-fitness-20170823-story.html
[iv] https://afterclass.classpass.com/fitness-market-profile-new-york-city/
[v] https://www.amny.com/lifestyle/flatiron-district-named-nyc-fitness-district-becomes-center-of-fitness-scene-1.11674927
[vi] https://www.ihrsa.org/publications/the-2017-ihrsa-global-report/
[vii] https://www.fitchratings.com/site/pr/1030136
[viii] https://www.ihrsa.org/publications/ihrsas-guide-to-the-boutique-studio-phenomenon/
[ix] http://www.clubindustry.com/fitness-studies/top-11-highest-grossing-health-club-types-average-membership-dues

[x] http://www.clubindustry.com/fitness-studies/top-11-highest-grossing-health-club-types-average-membership-dues/gallery?slide=10

[xi] http://www.clubindustry.com/fitness-studies/top-11-highest-grossing-health-club-types-average-membership-dues/gallery?slide=11

[xii] https://www.wellandgood.com/good-sweat/boutique-fitness-bubble-burst/

[xiii] https://afterclass.classpass.com/fitness-market-profile-new-york-city/

[xiv] https://www.barrysbootcamp.com/pricing/chelsea/

[xv] https://www.ilovekickboxing.com/faq

[xvi] https://www.ilovekickboxing.com/studio/signup.php?id=39

[xvii] http://sbxboxing.com/buy-a-package

[xviii] https://www.ckokickboxing.com/franchising.html

[xix] https://www.ckokickboxing.com/about.html

[xx] https://www.kravmagainstitutenyc.com/membership/

[xxi] http://www.kravmagaexperts.com/index.php/memberships/

[xxii] http://www.progressivekravmaga.com/membership/

EXHIBIT C

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Krav Maga NYC LLC
122 West 27th Street, Ground Floor
New York, NY 10001

Ladies and Gentlemen:

The undersigned understands that Krav Maga NYC, LLC., a Limited Liability Company organized under the laws of New York (the "Company"), is offering up to $450,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated February 28, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 26, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of New York, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in New York, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	122 West 27th Street, Ground Floor New York, NY 10001 Attention: Matan Gavish
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Krav Maga NYC LLC.
By_____ Name: Title:

EXHIBIT D

Form of Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Krav Maga NYC, LLC

CROWD NOTE

FOR VALUE RECEIVED, Krav Maga NYC, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.8 million.
The "**Discount**" is 20%.
The "**Offering End Date**" is April 26, 2018.

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the member units of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of the Company (or the surviving

or acquiring entity), or

    iv. the liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of outstanding Member Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interests, (ii) exercise of all outstanding options and warrants to purchase Membership Interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $450,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

l. **"Shadow Series"** shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the

authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Membership Interests**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of New York as applied to other instruments made by New York residents to be performed entirely within the New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Units sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in New York, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable.

Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck





Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Fit Hit: Creating the New Standard of Boutique Combat Fitness

- ✓ **Intense fitness experience**

- ✓ **Sophisticated facility and amenities**

- ✓ **Self-defense techniques**

- ✓ **Proprietary engagement technology**

Success with niche offering



- ✓ Krav Maga Academy, the company's original boutique gym, was profitable in 2015 and 2016

- ✓ 2014 to 2016: Client reservations grew over 51%, from 14,000+ to 21,000+

- ✓ The academy and its founder, Matan Gavish, have been featured on Anderson Cooper 360, National Geographic, Discovery Channel, and several other media outlets

Matan Gavish, Founder

✓ Former Krav Maga Officer for Israeli Special Forces Sayeret Egoz

✓ Trained multiple national/international military, federal, police, and security forces, including NYPD tactics training unit, U.S. Navy SEALS, and U.S. Rangers

✓ Nine fitness certificates

✓ Additional certifications: Pistol Instructor, Shotgun Instructor, Tactical Handcuffs Instructor, Expandable Baton Instructor

✓ BA from Columbia University in New York

X

Global Private Health Club Industry


US
revenue
US$27.6
billion
EUROPE
revenue
US$29
billion
MIDDLE EAST &
NORTH AFRICA
revenue
US$2
billion
ASIA PACIFIC
revenue
US$14.4
billion

	Europe	Asia-Pacific	The Americas	Middle East & North Africa
Private clubs	55,000	31,000	107,540	5,600
Members	56 million	17 million	83.2 million	3.4 million
Revenue	US$29 billion	US$14.4 billion	US$36.2 billion	US$2 billion
Leading countries in region	UK and Germany	Australia and New Zealand	USA	Saudi Arabia and Egypt
Biggest potential for growth	Russia, Turkey and Poland	China and India	Latin America	Entire region

Source: International Health, Racquet & Sportsclub Association (IHRSA)

Boutique Fitness Industry

✓ Boutique studios — which operate under less capital-intensive business models than traditional gyms — have seen notable growth, particularly among the millennial generation

✓ As of 2015, boutique studios made up 42% of the U.S. club market, double the market share from 2014[i]

✓ Boutique studio members paid, on average, between $76.41 and $118.13 per month[ii]

✓ Boxing/martial arts/MMA was the second highest grossing category at $97 per month (based on average monthly dues)[iii]

i.   https://www.ihrsa.org/publications/ihrsas-guide-to-the-boutique-studio-phenomenon/
ii. http://www.clubindustry.com/fitness-studies/top-11-highest-grossing-health-club-types-average-membership-dues
iii. http://www.clubindustry.com/fitness-studies/top-11-highest-grossing-health-club-types-average-membership-dues/gallery?slide=10

Fit Hit



- ✓ Individualized, fitness-first model

- ✓ Proprietary human-like dummies, allowing users to train against a wide variety of defensive and offensive fighting positions

- ✓ Certified, knowledgeable coaches

- ✓ 9,000-square-foot facility located in one of the fitness hubs of NYC

State-of-the-Art Facility and Amenities







First Location – 122 W-27 ST

- ✓ Location secured and currently under construction
- ✓ Estimated completion: April 2018
- ✓ Retail + lower level: 9,000 sq. ft.
- ✓ Fitness and personal training area
- ✓ Retail store
- ✓ Juice/shake bar and hangout lounge
- ✓ Main Fit Hit class area

Flatiron District

Burgeoning Neighborhood in NYC

DEMOGRAPHICS*

- Estimated population: 252,658
- Median household income: $111,256
- Estimated daytime workers: 756,324





*1-mile radius of address located at center of Flatiron District
Source: Flatiron 23rd Street Partnership, CoStar

X

Flatiron District

Boutique Fitness Hub



W 28TH
W 27TH
W 26TH
W 25TH
W 24TH
W 23RD
W 22ND
W 21ST
W 20TH
W 19TH
W 18TH
W 17TH
7TH
6TH
5TH
BROADWAY
MADISON SQUARE PARK
MADISON
PARK
LEXINGTON
3RD
E 31
E 30TH
E 29TH
E 28TH
E 26TH
E 25TH
E 23RD
E 22ND
E 21ST
E 20TH
GRAMERCY PARK

1 SoulCycle 19th Street
2 Shadowbox
3 The Fhitting Room
4 Laughing Lotus
5 Limelight Fitness
6 NY Personal Training
7 exhale Flatiron
8 Flywheel Flatiron
9 Inscape
10 Tiger Schulmann
11 New York Health & Racquet Club
12 Uplift Studios
13 Gotham Jiu Jitsu
14 Bikram Yoga NYC
15 Y7 Studio
16 World Seido Karate
17 Dharma Yoga
18 Yoga Shanti
19 Studio Anya
20 Mile High Run Club
21 Body Conceptions
22 Pop Physique
23 Krav Maga
24 SoulCycle NoMad
25 Yoga Union
26 AKT NoMad
27 Doonya
28 Madison Square Club
29 24 Hour Fitness
30 Mendez Boxing
31 exhale Gramercy
32 Flywheel Gansevoort Park
33 Bari Studio
34 Barry s Bootcamp
35 BK Pilates
36 Tokey Hill Karate NYC
37 Equinox Gramercy
38 New York Sports Club
39 ChaiseFitness
40 Tiger Schulmann
41 New York Health & Racquet Club
42 Gramercy Pilates
43 The Swan Pilates
44 Core Pilates NYC
45 Om Factory
46 Equinox
47 SLT

Source: Flatiron 23rd Street Partnership

S**T JUST GOT REAL








EXHIBIT F

Video Transcript

Matan Gavish, Co-founder: Fit Hit is a new generation combat fitness experience that combines both high level fitness with actual real-life self-defense moves, in a safe, fun, and technological environment. We developed a human-like punching bag that gives you – in the most realistic way - what it means to connect with another person. However, we take the risk of injury and the risk of pain away. Our technology also gives you feedback regarding how well you've done, how many punches you've thrown, how many calories you've burned, and you can compare yourself against other people that you know, other people in your class. Or take it to the next level and you can compete with a professional fighter or a professional athlete.

Voice #1: I go because the instructors get the best out of me.

Voice #2: I feel empowered.

Voice #3: I go because I love pushing my limits.

Voice #4: I go because they have the best instructors in the world.

[1:31 to 1:32] non-audio text: LOOK GOOD / FEEL GOOD / DO GOOD / BE GOOD

[1:34] non-audio text: DISCOVER WHAT YOU'RE CAPABLE OF

[1:37] non-audio text: JOIN THE FUN

[**1:42] non-audio text**: FITNESS CLASS LIKE NO OTHER

Matan: Fit Hit instructors are the cream of the crop. Former special forces soldiers, professional fighters with accolades and medals. Every single instructor goes through a grueling, long training program during which they learn everything they need to know about how to empower our students, both physically, but also mentally.

[2:08] non-audio text: FIT HIT IS THE ANSWER

[2:11] non-audio text: WHEN NO MEANS NO

[2:12] non-audio text: WE TEACH YOU

[2:13] non-audio text: ALL THE RIGHT MOVES

[2:15] non-audio text: SO YOU CAN…

[2:16 to 2:20] non-audio text: BE CONFIDENT / BE FEARLESS / BE STRONG / BE AWARE / BE FREE / BE TONED / BE FIT

[2:24] non-audio text: CHANGE YOUR LIFE

[2:27 to 2:29] non-audio text: get high on the MUSIC / RHYTHM / CHALLENGE / ADRENALINE

[2:37] non-audio text: FEEL THE ENERGY

[2:47 to 2:49] non-audio text: BREAK the rules / stereotypes / expectations / hearts / through the walls

[2:52 to 2:52] non-audio text: POWER / CHANGE / COMMUNITY / LIBERATED / BETTER / STRONGER / FREE / DRIVEN / SAFER / HAPPY / SUCCESS / FUN

Matan: You learn how to punch, you learn how to kick, you learn how to elbow, you learn how to slip certain positions and at the same time you burn almost 1,000 calories having the time of your life. The lights, the music, the atmosphere, it's electric. And you come out of it stronger not just physically, but you come out of it stronger [pointing to head] up here where it matters. Fit Hit is the next big fitness craze.

EXHIBIT G

Webinar Transcript

Bill Clark:	Thanks for joining us today. My name is Bill Clark, and I'm the CEO of MicroVentures, and I'm the COO of First Democracy VC, which is our funding portal partnership with Indiegogo. Today we have Matan with us, he's the founder of Fit Hit, and he's going to go over the pitch for his company, and then at the end of that, we're going to open it up to questions. So if you do have any questions throughout the webinar, you can ask those through the go-to webinar control panel. They will all come to me, and I will ask them at the end, so don't worry about interrupting, it will not interrupt the presentation. With that, I will turn it over to Matan, and thanks for joining us today. Love to hear a little bit about the company.
Matan Gavish:	Alright, thank you very much, Bill. Hi everybody. My name is Matan Gavish, I am the CEO and founder of Fit Hit. I'd like to thank you all for considering investing in the company and wanting to hear a little bit more, and I hope to be able to answer all your questions once this very short presentation is over. So let's go right into the tech, and we can take it from there. Alright, so what is Fit Hit? We are basically reinventing an existing gym called Krav Maga Academy that I started a few years back, and we're rebranding it as Fit Hit, while creating a new standard, basically for boutique combat fitness. What we will be offering our students is one, an unparalleled fitness experience. It is one of the better workouts that is out there, and sophisticated facilities and amenities. When you work[out] in Fit Hit, it is top-notch. It's a five-star, five-star facility. Our edge though, is what you do during that fitness class. So it's not just about the pushups and the running and all the physical aspects of it.
	You will learn some effective, real self-defense techniques while working on a proprietary engagement technology, which we're gonna talk about in a minute. Specifically, a human-like punching bag that we'll develop specifically for this. So historically, we've been pretty successful with delivering self-defense classes to civilians as well as military. My background is military, most of the instructors are former military, and this is where we started teaching this art. But when we open it up to civilians, we found a beautiful niche market of individuals that are looking to incorporate the knowledge of self-defense into their lives, but don't really wanna go the traditional dojo route. So they don't wanna go into a karate class or a jujitsu class. They wanna learn quick things, quick fixes to problems they might face in life, and they wanna learn it fast, and Krav Maga really gave the solution. Krav Maga generally was designed for law enforcement and the law enforcement community, and military community don't have 10 years to certify a person to become a black belt in anything. They need their soldiers ready within a few months.
	So the system is extremely efficient in giving those answers, and what we did is we basically took it, repackaged it as a solution for civilians that also wanna get in shape while they do it. So this is basically in 2014, from 2016, we grow over 51 percent in reservations for classes. Today, our classes are at full capacity pretty much every day. We run seven to eight classes a day, and we hit capacity on a daily basis. There's a little bit about me, I'm a former Krav Maga Officer for Israeli Special Ops unit. I've trained all the who's who's of American law

enforcement, but not just in the US. I've been training around the world. I put a lot of effort into my fitness education. I have nine fitness certificates, I got a B.A. from Columbia University, etc. Let's continue a little bit forward. So those of you that are not familiar with the boutique fitness industry should really pay attention to it in the world of fitness. There seems to be a migration, a movement from the big-box boutique gyms that you probably know.

If you're in the New York area, New York sports club or L.A. fitness, 24-hour fitness, these are all big-box boutique gyms where people go in and pretty much fend for themselves, work their way to the cardio, but what happened over the past few years is that fitness had become more experiential. People are looking to go into a place, take a class with other people, and they will pay premium dollar for that. You can see that in the world of indoor cycling spinning, you can see that in the world of kickboxing, you can see that in the world of boot camps, where every other company has their own communities, and people, like I said, are paying a lot more for that. So if you take a look at a regular big-box gym, average price is between 80 to 120 dollars a month in membership. In the boutique world, you would have people paying 30, 28 to 36 dollars per class. So the economic just makes a lot more sense to go boutique. You have a much smaller footprint as a boutique gym, so your expenses are lower, but your income is higher per student.

So what does Fit Hit brings to the world? Fit Hit brings the completely unique experience that doesn't exist today in the market. We've developed a human-like punching bag, and you will see some pictures of it a little bit later on in the presentation, and this human-like punching bag can be completely positioned, do any position that makes sense in the fighting world. You can control his arms, his legs, and his hips. Our class is going to be that every person reserves online one of those dummies. So when they come to class, it's them versus a dummy. What we do, the reason we did that is to eliminate the fear that comes with learning how to defend yourself, learning a martial art. A lot of people, we found, want the knowledge but have no interest in getting punched in the face or actually making physical contact with other people. They wanna get the work out, which is extremely explosive and a great way to get in shape, and they wanna learn something new. So those dummies give you the most realistic way of that capability.

You'll be able to punch a face and kick a groin and being grabbed and being bear-hugged, but it's against an inanimate object, which you can really have fun with, by the way, and our students are having a blast with it, just playing with it. So as you can see in the image, you would have over 50 dummies just set up in rows, and each student will work directly with that dummy, punching and kicking it, and working [inaudible 00:07:47]. Another major advantage that Fit Hit has is the high level of instructors. So if you take a look at the kickboxing world, for example, which is extremely successful. You can find a kickboxing studio almost in every major city, several of them actually, anyway. Almost every neighborhood in the big cities, you will find one successful kickboxing studio, and the reason it's successful is because people like to hit things. People like to punch things. However, students know that when they go to a kickboxing studio, they would not learn proper technique. They are aware of it at this point.

The reason they don't learn proper technique is because most kickboxing studios, especially the big franchises, don't have in place a good training program for their teachers. They count on people that already have some experience in punching or kicking, or they use their own students. Most of the kickboxing instructors are actually former students of the same studio. So what happens is that the knowledge of how to strike and how to kick properly just keeps getting watered down as time progresses. Now we found that there is a big part of the market that is actually very interested in knowing how to do this right, how to throw a correct punch and how to throw a correct kick, which is why we developed a training program for instructors that is extremely in-depth. It's long, it's 11 weeks. It's 11 weeks of training, and we only take people into the program that already have substantial knowledge in the mechanics of fighting and the mechanics of movement, and then we drill into that how to do it the Fit Hit way, so that all the messaging across the board, across locations and across instructors, is the same.

But it's not only the same, it's also the highest level that there is. So you're going to learn how to punch correctly and how to kick correctly, you will not get injured along the way. We see that there are high level of injuries when you are working with lower-level instructors, and we would just like to eliminate that. Great. That's moving a little bit forward. So what you're looking at right now are renderings of the first Fit Hit facility that is being built, actually as we speak, in middle Manhattan. We're on West 27th Street in Manhattan between 6th and 7th Avenue. This facility is a 9,000 square-foot facility, which is actually the largest facility for this type of training, and the largest in the world of boutique fitness. So if you take a look at all the boutique fitness competitors that are in Manhattan today, the largest one would be a 7500 square foot facility, a competitor. We are at 9,000 square feet on two floors. Now what that gives us is opportunity to create multiple streams of revenue from the space that we have.

So on the top floor, which you would see, that's the picture on the bottom. What you see right now, the picture on the bottom, that's our top floor. There will be a branded retail item section, followed by, if you look right up to that, a juice bar and lounge, a fully operated juice bar. We'll be able to offer that. And if you look really closely all the way in the end, you will see something that looks like a glass wall. That is a fully stocked personal training area, where you will find equipment that you see in any regular gym: treadmills and weights and kettle bells, and we will be using that area primarily for small group training. It's really small, two to three people, as well as personal one-on-one training with our clients, and we can really charge a premium for that. The prices that people pay today for that is between 140 and 150 per class, and we feel very confident, and we can raise those prices as we go into this great facility. Bathrooms and lockers are top-of-the-line. We try to make this an extremely comfortable training experience for people.

This basically gives you what I just discussed. Our estimated completion date currently is around June and July. We did suffer some setbacks when it came to the construction permits from New York City, but now we received them, and we are on our way. So we are at about a 60-day delay on this one. Our first location is being opened in Flatiron. Like I said, on 27th, between 6th and 7th, which is a huge fitness hub in Manhattan. There are, if you take a look at the information on the right, take a look at the ground floor business composition, 10 percent of that neighborhood is fitness-related, fitness and wellness-related establishments. What that means is that we are going to have a lot of eyes seeing our facility for people that are going to all of their other gym and activities. Now we have a big storefront, a beautifully designed storefront, it's gonna be inviting. We're also gonna be the only juice bar in the entire block which is great, because there are a lot of gyms, but no recovery options.

So we're gonna be able to provide that through our juice bar and through some other services, recovery services that we would offer in our space. All those orange dots are gyms in our area, and we are basically smack in the middle of that. All that means is a lot of fitness-conscious individuals are passing by our store every single day, and when they find out through, of course, social media, online advertising, word-of-mouth, intense marketing and PR about this new experience, this new Fit Hit experience, I believe that we will be able to draw them from all the other gyms, 'cause Fit Hit is gonna be great for the person who does kickboxing and wants a little more, but it's also gonna be great for the person who does spinning. They know they're burning 300, 400 calories doing spinning, so they'll be able to burn 1000 calories more doing Fit Hit, this is just the better workout, and we'll be able to take them from yoga because there is something extremely holistic and therapeutic in combat fitness, punching something. The feelings and emotions that come with doing an hour of intense striking is actually extremely relaxing.

So we know that we'll be able to draw in clients from various fitness interests. You see here, I like to say, shit just got real. You are no longer be hitting a bag, an inanimate thing that looks like nothing, a heavy bag. You hit something that has eyes and a nose and a throat, this has arms that can grab you. Accuracy matters, and if you wanna learn how to strike, there is a big difference between striking something in the nose, a person in the nose, or striking them in the forehead. A nose mean you've won the fight. Hitting them in the forehead means you probably broke your hand. You will not be able to get that feedback just hitting a punching bag, the feedback of accuracy, which is why this dummy is so great. It's worth to mention that we are also developing, and this is not part of this deck, it is a part of the video though. I recommend to everybody, if you haven't seen the video yet, it's on the MicroVentures website.

Go ahead and watch that video so you can see a lot of this thing happening live and what it looks like, but we're also developing a technology that goes inside the dummy. So basically, this dummy is not just going to be a stupid punching bag, but it will be able to give you feedback, how many punches you've thrown, how hard you threw them, how accurate, how many calories you burned throughout the process. And you'll be able to compare those, at least the app will be able to compare those against other people. You can have a competition within your class, or you can have a competition against professional athletes or fighters that we are going to hire specifically for this endeavor, as well as being able to create competitions between classes. Our aspirations are to open more than one location, and as we grow, we would like to be able to compete New York versus L.A., and just create this really fun and exciting events surrounding this technology. So with that, I can open up to questions.

Bill Clark: Okay, great. Thanks, Matan. Really appreciate it. If you do have questions, please send them to me. If you're watching this after on MicroVentures, you can ask questions through the Discussion section, and they will go right to Matan, and we can address those afterwards. So the first question is around the attendance. So the question is, there was an increase in attendance over the last few years. What do you think drove that increase.

Matan Gavish: That's a good question. So what we did at KMA, we actually changed focus. We used to be a self-defense location first. So we promised our students, you are going to learn the best way to defend yourself, and on the way, you are also getting in shape. What we've done is we've completely reversed that mindset, and we reversed it across all our marketing efforts and conversation. Coming to Krav Maga Academy, coming to KMA, is really a fitness-first experience. You're going to lose weight and tone up and get abs and build muscle and look fantastic, and on the way, you are going to learn how to defend yourself. You're gonna learn a few moves that might save your life. That shift in strategy actually almost doubled our revenue between the 12-month in 2015 to 2016, where we still have around half a million, 600,000, and all of a sudden, we made the switch. Within 12 months, we created more than a million dollars in revenue.

So we knew that repackaging this system as a fitness and lifestyle product as opposed to the most violent self-defense system in the world is the right thing to do financially, which led us to how far we are going to take it, which is why we decided to change the name as well into Fit Hit, a much more easily [palable 00:18:47], and much more in tune with what we are trying to offer today.

Bill Clark: Okay. Great, thank you. Next question, you mentioned that you wanted to expand in other markets. Have you looked at any other markets? It might be too early, but in the New York area, or are you thinking about other states?

Matan Gavish: Well, we're looking to first tap really hard into that New York City market. So we're opening the first one in Chelsea, with plans to expand into other neighborhoods in Manhattan, specifically the upper-east, the upper-west. New York City is a fantastic hub for fitness, and when you come with a superior product, like ours, we feel very confident we'll be able to succeed. Even though there is a lot of competition here, we're ready for it, because our product is superior. From here, we're definitely looking to expand into the major metropolitan cities in the U.S. Looking from the west coast, you've got Los Angeles, we're looking at Miami as well, but then we're also looking for more aggressive approach. But basically, wherever you see a kickboxing class today, you should be able to see a Fit Hit class. If there is a market for people who like to punch and hit things, which is really kind of a core passion for people, this is something that is ingrained in our humanity, then you will see a Fit Hit in those locations.

So we're gonna start with the big fitness hubs, because it's the easiest to get the traffic that you need, and traction really quickly. But I believe we'll be able to hit even small towns and small areas on the in-between, not just on the coasts. In addition to that, we're already getting some international interest in putting Fit Hit in other countries, specifically in Europe where the need for self-defense has been rising steadily, but people are still, they're looking to make it a nonviolent way of learning how to defend themselves, and also in Israel, where myself and most of the instructors came. Fit Hit just fit perfectly over there.

Bill Clark:	Okay, great, thanks for the answer. Consider Austin, I'll be one of your first customers.
Matan Gavish:	You got it.
Bill Clark:	Okay so, next question is around memberships, and typically with a gym membership, you see a lot of activity at the beginning of the year. Lots of people signing up for memberships, and then you see the drop-off later. How do you encourage people to continue throughout the year and keep them active?
Matan Gavish:	That's a really great question. What we do is, first of all, we're lucky to get this thing started in New York, and New York is really in Manhattan, and Manhattan is not a city that takes time off from fitness. In my experience, through KMA, and before that with some other gyms, there hasn't been a significant drop-off up there with what you would consider the rush of the new year, with people making their new years' resolution. Traditionally in fitness, new years' resolutions bring the most amount of any traffic and then it tapers off. But what we found, because there is an element of learning something new every time you get there, we developed what is known as FOMO, Fear Of Missing Out. People are coming to class because they don't wanna miss out on what is gonna be taught in that class, and every time they come in, there is a new piece of information and a new nuance that just keeps their brain engaged.
	So it's true that big-box gyms will see those memberships and attendance dropping off, which is why, by the way, they make you sign a year or two-year agreement which is completely separate of your attendance. The fact that you're not showing up to actually working out is not a financial loss to them. Some major big-box gyms actually count on that. They sell a lot more memberships than they have space for because they know people are not going to come. That is not our strategy. Our strategy is to deliver an exciting

experience every time a person comes in. So it will be an easy decision for them to come back to class and keep on coming. In addition to that, we run seminars and other special events throughout the year, and that's a really great way to reconnect with students that may have taken some time off or for some reason, haven't come to training, create a seminar with something new and exciting and a two-hour focus on something very specific, and that brings people in again, and we try to do it every month or so.

So there's always a reason to come back and do something that's brand new that they haven't seen before.

Bill Clark: Okay, great, thanks for that answer. The next question, so the dummies that you have seem to give you a differentiator between some of your competitors. Do you plan on monetizing the dummies to outside of the gym?

Matan Gavish: Yes. So let's talk a little bit about some of the dummies. The dummies are manufactured by a company called [Vertek 00:24:30] Industries. As of last week, KMA has completely purchased [Vertek 00:24:39] Industries, and [Vertek 00:24:41] Industries, the founders and engineers behind that are now a part of Fit Hit, and a part of our next stage of development. So our goal for the dummies is one, outfit every Fit Hit facility with somewhere between 50 and 80 dummies, depending on the size of the facility, but also be able to have regular people buy one for themselves, put it on their garage, install it, and then using our technology to be able to log into a class that is taking place, or recorded classes, and keep track of their own advancement with their own dummy, with their own home version dummy that they will have. So that's one angle of monetizing the dummy.

                        A second angle of monetizing the dummy, we have extensive relationships with law enforcement in the U.S., and really, all around the world, and we are looking to present to them a new piece of equipment that we feel is a must for any serious law enforcement community to be able to practice on. You can never train as hard as possible on another human being, and there hasn't been, until now, a piece of equipment that gives you movable arms and movable legs and a place to strike and handcuff and other stuff with. So these are the two channels we're looking to monetize the dummy. One is to get it to your private consumer, and the other one is push it into the law enforcement community and the military units as another training equipment.

Bill Clark: Okay. Great, thank you for that. That was actually the last question. So we'll wrap up the webinar now. I guess a couple of housekeeping things. So first off, there are two weeks left to invest. So we haven't hit the minimum yet, but we are getting closer, so if you do want to invest, Matan and all of us at Indiegogo, MicroVentures, would love it if you'd go take a look at it, and if you missed the video, or any parts of it, watch it, Matan, congratulations on the full capacity of all the classes you have right now, and it'll, really excited to see what happens as you expand into the new facility. Do you have anything to leave the investors with before we take off?

Matan Gavish: I just wanted to thank everybody for taking the time and watching this thing. I wanted to thank you for considering an investment in our company. We did have some substantial fundraising already for this, but we're going for more, and this is where you guys come in. I'd also invite everybody, if you're in our area, come and check us out, give us a test run. We are on 27th Street, between 6th and 7th, right there on the ground floor, you can't miss us, huge signage. So come in, say hello, I look forward to seeing you.

Bill Clark: Great. Thanks, Matan. Thanks, everyone. Bye.